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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KENSINGTON LEASING, LTD.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4901110101

(CUSIP Number)

Angelique de Maison

565 Walnut Avenue

Redlands, CA  92373

                                                Copies to:

Kenneth Eade

General Counsel, Kensington Leasing, Ltd.

6399 Wilshire Blvd. Suite 507

Los Angeles, CA  90048

(310) 275-3055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ¨.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 4901110101

1	NAMES OF REPORTING PERSON Angelique de Maison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,173,750 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 6,173,750 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,173,750 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 84.42% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Kensington Leasing, Ltd., a Nevada corporation (“Kensington”). Kensington’s principal executive offices are located at 565 Walnut Avenue, Redlands, California 92373. Kensington’s telephone number at such address is (909) 792-9211.

Page 2 of 4 Pages

Item 2.

Identity and Background

This Statement is filed by Angelique de Maison. (“de Maison”) (the “Reporting Person”).

De Maison, an individual and citizen of the United States, resides at 565 Walnut Avenue, Redlands, California.  Her present principal occupation is Chief Executive Officer of the Issuer.

During the last five years, de Maison has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On March 31, 2010, Kensington Leasing, Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with Angelique de Maison, a director and the Chief Executive Officer of the Company Pursuant to the Agreement, on March 31, 2010, the Company issued and sold to Ms. de Maison 6,000,000 shares of Common Stock for $0.08 per share, or an aggregate of $480,000.  Under the Agreement, Ms.de Maison has two demand registration rights and unlimited piggyback registration rights with respect to all shares of Common Stock that she owns (including the shares acquired under the Agreement).  The source of funds to purchase the securities of the Company was Ms. de Maison’s personal savings.

In addition, under the Agreement, Ms. de Maison agreed to purchase from the issuer, subject to certain conditions, upon the issuer’s demand at any time on or prior to March 31, 2011, a note in the amount $520,000.  The note would be unsecured, would not be convertible, would bear interest at the rate of 10% per annum, payable quarterly, and would be due and payable on March 31, 2012.

The foregoing description of the Securities Purchase Agreement and the transactions contemplated therein, do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, attached to the Current Report on Form 8K filed for March 31,  2010 by the Company, as Exhibits 10.1,  which is incorporated herein by reference.

The total cost of acquiring the common stock pursuant to the Securities Purchase Agreement was $480,000.  Ms. de Maison estimates that the total amount of funds required to purchase all securities under the Securities Purchase Agreement, is $1,000,000.

Item 4.     Purpose of the Transaction

The purpose of the transaction is to invest in the Issuer and provide it with working capital.  Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.

     Interest in Securities of the Issuer.

(a)

Immediately prior to the Agreement, on March 31, 2010, De Maison was the beneficial owner of 173,750 shares of the issuer, representing approximately 13.2% any of the outstanding shares of the issuer. Subsequent to the issuance of the Shares herein described, she is the owner of 6,173,750 shares of the issuer, representing approximately 84.42% of the outstanding shares of the issuer.

(b)	The total shares as to which there is sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, is 6,173,750 shares.
(c)	During the past sixty days, on March 16, 2010, Ms. de Maison gifted 362,250 shares to four individuals for no consideration.
(d)	Not applicable.
(e)	Not applicable.

Page 3 of 4 Pages

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the Securities Purchase Agreement is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Securities Purchase Agreement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.

Materials to be Filed as Exhibits.

1.

Securities Purchase Agreement, dated March 31, 2010, between Angelique de Maison Investments, Inc. and Kensington Leasing, Ltd., (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8K, as filed by Kensington Leasing, Ltd. with the SEC on April 5, 2010.

*

The Securities Purchase Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Reporting Person. Such information can be found elsewhere in this Statement and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Securities Purchase Agreement may contain representations and warranties by the filing persons and the other parties to the Securities Purchase Agreement. The representations and warranties reflect negotiations between the parties to the Securities Purchase Agreement and, in certain cases, merely represent decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the Securities Purchase Agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosures to the Securities Purchase Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2010	By: /s/ Angelique de Maison Angelique de Maison

Page 4 of 4 Pages